Free Writing Prospectus

Filed pursuant to Rule 433

Dated February 9, 2009

Relating to

Preliminary Prospectus Supplement dated February 9, 2009 to

Prospectus dated February 9, 2009

Registration Statement No. 333-157176

Final Term Sheet

MCKESSON CORPORATION

$700,000,000

6.500% Notes due 2014

7.500% Notes due 2019

Issuer:	McKesson Corporation

Title of Securities:	6.500% Notes due 2014 (“2014 Notes”) 7.500% Notes due 2019 (“2019 Notes”)

Principal Amount:	$350,000,000 of 2014 Notes $350,000,000 of 2019 Notes

Trade Date:	February 9, 2009

Original Issue Date (Settlement Date):	February 12, 2009

Maturity Date:	February 15, 2014 for 2014 Notes February 15, 2019 for 2019 Notes

Benchmark Treasury:	1.750% Notes due January 31, 2014 for 2014 Notes 3.750% Notes due November 15, 2018 for 2019 Notes

Benchmark Treasury Yield:	2.015% for 2014 Notes 3.049% for 2019 Notes

Spread to Benchmark Treasury:	450 basis points for 2014 Notes 450 basis points for 2019 Notes

Interest Rate:	6.500% per annum for 2014 Notes 7.500% per annum for 2019 Notes

Yield to Maturity:	6.515% for 2014 Notes 7.549% for 2019 Notes

Public Offering Price:	99.936% for 2014 Notes 99.659% for 2019 Notes

Gross Proceeds to Issuer:	$698,582,500

Interest Payment Dates:	Semi-annually on each February 15 and August 15, commencing August 15, 2009.

Redemption Provision:	Make-whole call at the Treasury Rate plus 50 basis points (for 2014 and 2019 Notes).

CUSIP / ISIN:	581557 AW5 / US581557AW57 (2014 Notes) 581557 AX3 / US581557AX31 (2019 Notes)

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers:

Mitsubishi UFJ Securities International plc

Scotia Capital (USA) Inc.

Goldman, Sachs & Co.

KeyBanc Capital Markets Inc.

Rabo Securities USA, Inc.

SunTrust Robinson Humphrey, Inc.

Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 212-834-4533.

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